UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Symmetry Medical Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

871546206

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 871546206

1.	Name of Reporting Person: 3i Investments plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,262,155

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,262,155

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,262,155

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.78%

12.	Type of Reporting Person: OO

CUSIP No. 871546206	13G

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Symmetry Medical Inc.

l(b)	Address of Issuer’s Principal Executive Offices:

220 West Market Street Warsaw, Indiana 46580

Item 2(a)	Name of Person Filing:

3i Investments plc

2(b)	Address of Principal Business Office or, if none, Residence:

91 Waterloo Road London SE1 8XP

2(c)	Citizenship:

United Kingdom

2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

2(e)	CUSIP Number:

871546206

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4(a)	Amount beneficially owned: 2,262,155

4(b)	Percent of Class: 6.78%

4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,262,155

(ii)	shared power to vote or to direct the vote:

none

(ii)	sole power to dispose or to direct the disposition of:

2,262,155

(iv)	shared power to dispose or to direct the disposition of:

none

Item 5	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:
		Name:	Andrew Wallace
Dated: 11th July 2005		Title:	Senior Counsel and Authorised Signatory